06006624

AB 3/27/06

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 33724

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Stern Brothers & Co.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8000 Maryland Avenue, Suite 800
(No. and Street)

St. Louis, MO 63105
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jason A. Miriani, CFO 314-727-5519
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

800 Market Street, St. Louis, MO 63102
(Address) (City) (State) (Zip Code)

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 02 2006
WASH. D.C.
152

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 15 2006
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Donald A. Estell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Stern Brothers & Co., as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

PEGGY LYN BOLLMAN
Notary Public - Notary Seal
State of Missouri - County of St. Louis
My Commission Expires Feb. 2, 2010
Commission #06438690

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

Stern Brothers & Co.

Statement of Financial Condition
Pursuant to Rule 17a-5 of the Securities and Exchange Commission
December 31, 2005
Available for Public Inspection

Stern Brothers & Co.
Index
December 31, 2005

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
800 Market Street
St. Louis MO 63101-2695
Telephone (314) 206 8500
Facsimile (314) 206 8514

Report of Independent Auditors

To the Board of Directors and Stockholders
Stern Brothers & Co.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Stern Brothers & Co. (the "Company") at December 31, 2005, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 9, 2006

Stern Brothers & Co.
Statement of Financial Condition
December 31, 2005

Assets	
Cash and cash equivalents	$ 716,172
Securities owned, at market value	1,274,471
Receivable from clearing broker	1,572,804
Other receivables	490,354
Accrued interest receivable	22,142
Income tax receivable	3,019
Deposit with clearing broker	500,000
Prepaid expenses	20,005
Property and equipment, net	138,022
Total assets	$ 4,736,989
Liabilities and Stockholders' Equity	
Liabilities	
Payable to clearing broker	$ 1,297,472
Accounts payable	75,275
Accrued liabilities	243,447
Deferred income taxes, net	59,655
Total liabilities	1,675,849
Commitments and contingent liabilities (Note 8)	
Stockholders' equity	
Common stock, $0.01 par value; 3,000,000 shares authorized, 2,645,726 shares issued	26,457
Additional paid-in capital	1,852,948
Retained earnings	1,449,547
Treasury stock, at cost, 223,595 shares	(267,812)
Total stockholders' equity	3,061,140
Total liabilities and stockholders' equity	$ 4,736,989

The accompanying notes are an integral part of this financial statement.

1. Corporate Operation

Stern Brothers & Co. (the "Company") is a registered securities broker/dealer with the Securities and Exchange Commission and a member of the National Association of Securities Dealers, Inc. The predominant business of the Company is underwriting bond offerings for municipalities. The Company's customer base is located primarily in the Midwest. Securities traded for its own account consist primarily of tax-exempt obligations issued by political subdivisions within the Midwestern states.

The Company has entered into an agreement (the "Agreement") with an unrelated broker/dealer to process and clear all of the Company's securities transactions. All of the Company's investments are held by such broker/dealer to facilitate the Company's trading activities. Although there are a number of unrelated broker/dealer entities which could provide comparable services to the Company on terms generally equivalent to the Agreement, a change in the clearing relationship could cause the Company to experience delays in purchases or sales of its investments.

2. Summary of Significant Accounting Policies

The following is a summary of the significant accounting policies used in the preparation of these financial statements:

A. Securities owned are carried at market value. At year-end, these securities consist primarily of municipal bonds and corporate debt.

B. Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Commissions income and expenses from customer transactions are reported on a trade date basis.

C. Property and equipment are recorded at cost. Depreciation is computed using the straight-line method using an estimated useful life of three to seven years. Leasehold improvements are amortized over the life of the lease. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation and amortization is removed from the accounts. Any realized gain or loss on sale would be recorded in the statement of operations.

D. The Company files a U.S. federal income tax return, along with applicable state returns on an accrual basis. Deferred taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities.

E. Treasury stock is accounted for using the cost method whereby the entire cost of the acquired stock is recorded as treasury stock. When Treasury stock is reissued, the FIFO method is used.

F. The preparation of this financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported

amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Other Receivables

Other receivables at December 31, 2005, consist of the following:

Remarketing fees receivable	$ 350,794
Financial advisory fees receivable	95,095
Other	44,465
	$ 490,354

4. Short-Term Borrowings

The Company maintains an open line of credit with a bank. The agreement permits the Company to draw on the line of credit in amounts up to $600,000. Borrowings under this line of credit agreement bear interest at 1 percent over the bank's prime rate of interest. There were no outstanding borrowings under the line of credit at December 31, 2005. The line of credit is collateralized by all amounts on deposit at the bank.

In addition, the Company maintains its proprietary trading account with its clearing broker. This account holds the Company's securities inventory and is collateralized by a deposit of $500,000, and all of the Company's securities inventory. The Company may borrow up to an agreed-upon percentage of the value of the collateral as specified in the clearing agreement. The account bears interest at 50 basis points below the agent's margin rate of interest, which was 7.65 percent at December 31, 2005. There was $1,274,471 of investments in the account and $23,001 of other related charges outstanding under this agreement at December 31, 2005.

5. Income Taxes

The components of the deferred income taxes as of December 31, 2005 are as follows:

Deferred income tax liability	
Cash to accrual conversion	$ 40,165
Accumulated depreciation	19,490
Deferred income tax liability	$ 59,655

During 2004, the Company began filing its federal and state income tax returns on an accrual basis of accounting. As the Company used the cash basis of accounting for tax purposes prior to 2004, a cash to accrued conversion difference will be recognized over a four-year period, beginning with the year ended December 31, 2004.

6. Property and Equipment

The major components of property and equipment at December 31, 2005 are as follows:

		Estimated Useful Life
Furniture and fixtures	$ 182,502	7 years
Office equipment	266,397	3-5 years
Leasehold improvements	95,611	Life of lease
	544,510	
Less accumulated depreciation and amortization	(406,488)	
Property and equipment, net	$ 138,022	

7. Stockholders' Equity

From time to time, the Board of Directors authorizes the Company to repurchase its common stock. Under the Board of Directors' authorization, the Company repurchased 263,158 common shares at a cost of $315,199 and re-issued 39,563 treasury shares for a value of $50,000 during the year ended December 31, 2005. Such amounts are included in the treasury stock balance in the Statement of Financial Condition. As of December 31, 2005, the Board has not authorized any further repurchases.

8. Commitments and Contingent Liabilities

The Company is a party to operating lease agreements for the rental of office space that expire in 2008.

At December 31, 2005, future minimum lease payments under the operating leases are as follows:

Year ending December 31,	
2006	$ 258,000
2007	264,000
2008	190,000
	$ 712,000

In the normal course of its business, the Company is contingently liable to its clearing broker/dealer for margin requirements of customer margin securities transactions, the failure to deliver securities sold or nonpayment of securities purchased by a customer.

9. Net Capital Requirement

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital and the ratio of aggregate indebtedness to net capital shall not exceed fifteen to one. At December 31, 2005, the Company had net capital and

minimum net capital required of $2,343,130 and $100,000, respectively. The Company's percentage of aggregate indebtedness to net capital was 13.60 percent at December 31, 2005. The Company claims exemption from Rule 15c3-3 pursuant to section (k)(2)(ii). All customer transactions are cleared through a broker-dealer on a fully disclosed basis and the Company does not hold funds for the account of its customers.

10. Financial Instruments With Off-Balance Sheet Risk and Concentrations of Credit Risk

The clearing and depository operations for the Company's securities transactions are performed by its clearing broker pursuant to a clearance agreement. At December 31, 2005, all of the securities owned which are presented on the accompanying Statement of Financial Condition are positions with and amounts due principally from this clearing broker, who is a member of a nationally recognized exchange. The Company also maintains a $500,000 deposit with its clearing broker and has a receivable of $1,572,804 as of December 31, 2005. The Company consistently monitors the credit worthiness of the clearing broker to mitigate the Company's exposure to credit risk.

11. Fair Value of Financial Instruments

The Company believes that the carrying amount of its financial instruments approximates their fair values. Current assets exclusive of securities owned are carried at book value, which approximates the fair value, and liabilities are carried at amounts approximating fair value based on their relatively short due dates.

Securities owned are carried at fair value, which is estimated using available market quotations for traded instruments, which are obtained from various sources, including the major securities exchanges and dealers.

12. Employee Benefit Plans

The Company currently has a defined contribution 401(k) plan. Employees who are at least 20 1/2 years of age are eligible to participate and may contribute up to 75 percent of their compensation or $14,000 in 2005, whichever is less. There was a $10,000 Company contribution and $2,776 of forfeitures in 2005.

13. Risks and Uncertainties

Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect the amounts reported in the statement of financial condition. The risk of loss on unsettled transactions relates to customers' and other counterparties' inability to fulfill their contracted obligations.